SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 7, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure:	Unofficial translation of the application to the Israeli District Court in connection with the dividend distribution

Partner Communications Company Ltd. ("Partner") attaches an unofficial translation of the application that it submitted to the Israeli District Court to approve the distribution of a dividend to its shareholders of NIS 1.4 billion (approximately NIS 9.07 per share), which distribution does not meet the profit criterion, as set by the Companies Law 5759-1999 (the "Intended Distribution").

Further to Partner's press releases from December 28, 2009 regarding the approval of the Intended Distribution by Partner's Board of Directors, and because the Companies Regulations (Distribution Approval), 5761-2001, allows each creditor of Partner to review and copy the application, the Company is attaching to this Form 6-K the application submitted to the court. Relevant appendices to the application will be submitted via Form 6-K during next week

Forward-Looking Statements

This report (and the court application attached to this report) includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this report (and in the court application attached to this report) regarding our future performance, including relating to future revenues or profit, expected cash flows, future changes in regulatory requirements and distribution of dividends, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions, possible regulatory and legal developments, the competitive environment, the status of the capital markets and the ability to raise capital.  Many of these risks, uncertainties and assumptions are beyond our control.  For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report (and in the court application attached to this report) might not occur, and actual results may differ materially from the results anticipated.  No person should rely on the forward-looking statements in this report (and in the court application attached to this report) when making an investment decision. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unofficial Translation

In the District Court of Tel-Aviv-Jaffa	File No. 40776-12-09

In the matter of:	Section 303 of the Companies Law, 5759-1999

And in the matter of:	The Companies Regulations (Distribution Approval), 5761-2001

And in the matter of:	Partner Communications Company Ltd
(Public Company 52-004431-4)
Represented by its attorneys Advocates Pinhas Rubin
and/or Lior Porat and/or Adi Osovski of the firm
Gornitzky & Co of 45 Rothschild Boulevard, Tel Aviv 61291
Tel: 03-7109191; Fax: 03-5606555

APPLICATION FOR DISTRIBUTION APPROVAL

The Honorable Court is hereby requested, amongst others by virtue of its powers under Section 303 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law") to allow Partner Communications Company Ltd (hereinafter: "Partner" or "the Company") to distribute to its shareholders an overall total of NIS 1,400,000,000, constituting a figure of approximately NIS 9.07 per share (hereinafter: "the Requested Distribution") in accordance with the resolution of Partner's Board of Directors.

All highlights in this application do not appear in the original unless expressly stated otherwise.

And these, amongst others, are the reasons for the application:

A.    Introduction

1.
Partner, which is the second largest cellular telecommunications operator in Israel from amongst the four companies currently operating in the Israeli cellular telecommunications market, provides cellular telecommunications services to approximately one third of the State of Israel's residents.

2.	It is a stable, strong and profitable corporation;

The Company enjoys a tremendous annual turnover of approximately NIS 6 billion and generates annual profits of more than NIS 1 billion;

The Company generates a free cash-flow1 of approximately NIS 1 billion per annum.

The Company's profitability and its free cash-flow, as well as the high levels of these two indicators, are expected to continue in the future, as shall be detailed below.

1	In this Application, the expression "free cash-flow" shall mean cash-flow after adjustment that has been made to take into account current and investment activities

Unofficial Translation

3.
In addition to the Company's accounting assets as reflected in its financial reports, the Company possesses an economic, off-balance-sheet, intangible asset known as "goodwill" (customer relations, brand name products, etc). This asset is estimated by the Company's economists to be worth over NIS 8 billion, and generates a significant annual income for the Company.

Therefore:

Value of ("formal") equity capital according to accounting standards -	approximately NIS 1.9 billion

Value of off-balance-sheet, income-producing economic asset -	over NIS 8 billion

Total economic asset value -	over NIS 10 billion

4.
Indeed, if a less formal, more flexible accounting approach (in an "economic accounting"), was to be adopted, it would also become possible to see in these economic surpluses of the Company profits suitable for distribution, without detrimental effect to the "security blanket" of the Company's creditors, and without the Company's future profit output being compromised. However, the principles of accounting do not recognize these economic profits as surpluses in formal accounting terms, and as is known, only "profits" as defined in the Companies Law may be distributed without the Court's approval. It is therefore no wonder, that due to accounting formalism, a company that wishes to use these economic profits to distribute a dividend to its shareholders must obtain the Court's approval.

5.
The strength, stability and impressive cash-flow (generated from on-going activities) of this major corporation, even after the requested distribution, are solidly supported by the scholarly economic and accounting opinion given by Ernst & Young (Israel) Ltd. (above and hereinafter: "the Economic Opinion"), which is attached to this Application together with the affidavit of the Company's Chief Financial Officer. The affidavit is attached herewith as Appendix "A" to the Application and the Economic Opinion is attached herewith as Appendix "B" to the Application, and they are both submitted in support of this Application, which has been prepared in accordance with the information set out therein. After having thoroughly analyzed Partner's situation, the characteristics of its operation, its liabilities - taking into account its business and regulatory risks - and the forecast for each of these in the future, the economic experts have reached the conclusion that the future solvency of the Company after a distribution of approximately NIS 1.4 million , as requested here, would remain intact, or, in the language of the economic experts (on page 4 of the Economic Opinion): "Taking into account both the current and projected cash-flow and the financial strength of the company from a balance sheet point of view, no reasonable suspicion exists that a reduction of capital in the sum of NIS 1.4 billion would prevent the Company from being able to meet its existing and anticipated obligations when the time comes for them to be redeemed."

Unofficial Translation

6.
As thoroughly explained and detailed in the Economic Opinion, and as shall be further discussed hereinafter, even if the situation of the Company after the requested distribution is compared to that of other telecommunications companies - those in Israel and elsewhere in the world - the Company would cope with the "competition" from other companies in this field (from the point of view of its financial ratios), and in particular with its local competitor, Cellcom Israel Ltd. (hereinafter: "Cellcom"), which is the optimal candidate for comparison with the Company (see Chapter D.1 hereinafter).

7.	Moreover, the Company has in its possession the funds required to make the distribution, from various debt enlistments carried out recently.

8.
This is a case in which, with all due respect, a large and profitable company such as Partner should be allowed to distribute the sums it requests to its shareholders, inter alia, for the following reasons:

a.
The Company has a proven and clear repayment ability which is reflected in the company’s impressive business results, which include high and stable revenue with significant and consistent profitability (see Chapter D below, in Section 42).

b.
The Company’s repayment ability is also indicated by the fact that it’s current financial ratios, prior to the distribution, show a clear preference for the Company compared with its competitors, in Israel and abroad, and leverage levels that are lower than the customary and acceptable levels for telecommunications companies. Following the distribution the relevant financial ratios will be within the accepted range for telecommunications companies, and quite similar to the levels for the corresponding company, which offers the best comparison, Cellcom (see Chapter D below, in Sections 44-51).

c.
The robustness and solidity of the Company’s repayment ability are also reflected in, and supported by, an economic-financial forecast conducted by financial experts based on the distribution taking place (as described in greater details in Chapter D2 below), which indicates a positive opinion, as follows:

1)	The Company is expected to maintain its good financial results and high profitability also following the distribution (see Section 57 below).

2)
Following the distribution the Company is expected to maintain customary financial balance ratios as acceptable for comparable telecommunications companies (in Israel and abroad), whereby the financial ratios that reflect the market assessments with regard to the ability to cover the debt are preferable (low) compared with most of the comparison companies, and the relevant financial ratios are significantly preferable (lower) than those determined in the company’s various financing agreements (see Sections 59-61 below).

3)
Even after carrying out the expected distribution the Company is expected to generate a free cash flow of approximately NIS 1 billion (and more) on an annual basis, which is not only expected to enable the Company to meet all its obligations but it is also expected to enjoy significant surplus amounts annually which (if so decided) will be distributed to its shareholders as dividends from its profits eligible to be distributed (see Sections 62-66 below).

Unofficial Translation

4)
A sensitivity analysis carried out by the financial experts, as a (welcome) precaution, indicated that even if a negative scenario emerges, according to which there is an significant deterioration in the Company’s activity, its results, profitability or nullification of the Company’s ability to raise financing, the Company will have the required cash balance whereby, even if this negative and unreasonable scenario occurs, the Company is not expected to find it difficult to meet its various liabilities. In addition, if there is a decline in its results, the Company has additional “tools” (buffers) at its disposal which are expected to improve its results in excess of those presented in the sensitivity analysis (see Sections 67-72 below).

d.
As aforementioned, the Company’s strong repayment ability is also evident in and indicated by the Company’s sizeable financial capital and its “financial value surpluses”, totaling a huge amount in excess of NIS 8 billion, owned by the Company, which also supports the possibility of the requested dividend distribution (see Chapter E below).

e.
It should be noted that not only does the Company (and its advisors) bear witness regarding its own (robustness) since the Company’s repayment ability is also reflected in the fact that the vast majority of the Company’s creditors agree to the requested distribution (subject to obtaining approval from the honorable Court). The main creditors, the experts, are the leading banks who recently granted the Company credit and/or line of credit, and the institutional entities which only recently acquired the bonds that were issued by the Company, with the knowledge and consent that the Company intends to carry out the requested distribution. Following them is the credit rating company, S&P Maalot that recently approved a high rating for the Company, after examining a scenario of a capital reduction (see Chapter F below).

9.
It should not, therefore, come as a surprise that Partner's Board of Directors, in its resolution on December 27 2009, approved the requested distribution all, of course, subject to the approval of the honorable Court.

All the above brief and schematic points, which will be expounded on in the following chapters, speak for themselves and for the Company’s robustness and repayment ability, and support the possibility of the Requested Distribution, and approval of the Court of this distribution. And such is so requested.

Unofficial Translation

B.    Concise Factual Background
About the Company and its Activity

10.
The applicant, Partner, is a leading telecommunications service provider in Israel which operates in the Israeli market under the orangeTM brand. In accordance with various telecommunication licenses owned by the Company2, the Company offers a range of GSM technology cellular services, including local and international calls, marketing and sales of hand set equipment, data and content services, third generation cellular services, cellular surfing and content access services.

As part of the Company’s business development programs, and in order to increase its revenue, Partner also provides land line telephone services, via VOB (voice over broadband) technology, and also launched internet access services and multimedia services.

11.
As of September 30, 2009 the number of the Company’s subscribers, which is experiencing a growth lately, exceeds 3 million, which represents a market share of approximately 32%3 (which is close to Cellcom’s market share - see page 7 of the Economic Opinion).

12.	The Company's activity, as well as its revenues and profitability, that will be clarified, detailed and supported, in detail, establish, support and even enhance Partner’s financial robustness.

13.
The Company was incorporated in Israel in 1997 as a private company, in accordance with the Companies Ordinance (new version), 1983. In October 1999 the Company carried out an initial public offer of the Company’s American Depositary Shares which were registered for trade on the Nasdaq Global Select Market. Since July 2001 the Company’s shares have also been registered for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter: "the Tel Aviv Stock Exchange”).

14.
The Company’s registered capital totals NIS 2,350,000, divided into 235,000,000 ordinary shares with a nominal value of NIS 0.01 each. As of December 29, 2009 the Company’s issued capital incorporated 154,424,511 issued and redeemed shares4.

15.
The controlling owner of the Company is Scailex Corporation Ltd. (“Scailex”), a public company whose shares are registered for trade on the Tel Aviv Stock Exchange and are listed in the Pink Quote in the United States, which acquired approximately 51.22% of Partner’s issued and redeemed share capital5 in October 2009, based on a total company valuation of approximately NIS 10.3 billion, which was partly funded by equity and largely funded by outside financing. This transaction and its financing were mentioned in the immediate reports of Scailex and Partner.

2	Some of the licenses were issued to partnerships in which the Company is a limited partner
3	All the figures in this application refer to the Company’s financial reports of September 30, 2009, unless otherwise noted.
4	Excluding dormant shares held by Partner
5
Not on a fully diluted basis, and excluding dormant shares held by Partner. In accordance with the information given to the company by Scailex, as of the time at which this application was submitted and following the sale of part of the shares to a third party, Scailex’s current share in the company is 44.84%. In addition, according to information provided to the company by Scailex, Suny Electronics Ltd., Scailex’s parent company, owns approximately 1.41% of the Company’s issued capital.

Unofficial Translation

Dividend Distributions by Partner

16.
As a result of Partner’s large returns, from time to time it accumulated significant profits eligible to be distributed and, as a result, in recent years Partner has performed a number of distributions from these profits, as follows6:

a.	Based on the Company’s profits for 2006-2008 cash dividends of about NIS 2.3 billion were distributed (the Company also repurchased its shares in the sum of NIS 351 million).

b.	Based on the Company’s profits for 2009 a dividend of about NIS 766 million was announced and distributed, up to submission of this application.

17.
As said, in accordance with this application the Company wishes to distribute a total of NIS 1.4 billion to its shareholders, whereby this distribution does not result from the accounting profits that are eligible for distribution and this has given rise to this application, in accordance with Section 303 of the Companies Law.

18.
It should be noted that the Company apparently intends to continue periodically distributing its profits that are eligible for future distribution, all or a part thereof, all in accordance with the Company’s policy and the decisions periodically taken by the Board of Directors.

19.
On December 27 2009, after receiving the recommendation of the Company’s audit committee, the Company's Board of Directors approved the requested distribution, subject to approval of the honorable Court.

20.
It should be noted, that the decision to carry out the application was resolved by the Company's Board of Directors after considering the matter and analyzing, examining and weighing up (including with the help of its advisors and experts) the various aspects of the distribution, its ramifications for the Company and the Company's ability to meet the required financial and cash flow factors, and all as will be described in detail in Chapter D below.

21.
It should be noted here and now, that in the framework of the strict and severe examinations carried out by the Company's Board of Directors it took into consideration the instruction of the Israeli Securities Authority with regard to the disclosure to be given after making a decision regarding distributions (even though the instruction does not seemingly apply to the Company as a foreign corporation - as this term is defined in the 1968 Securities Law - which reports to the public in accordance with the reporting regulations in the United States)7. Upon reviewing this instruction one can learn of the parameters which the Securities Authority believes a company should examine when it is about to make a decision regarding distribution. In this framework, the Board of Directors (and its counselors) has examined, as it will be detailed in the expansion below, among others, the sources of finance which are at the Company’s disposal for the redemption of its debts and obligations and for the financing of the planned distribution; the Company’s existing and expected cash flow; as well as the ramifications of the distribution on the Company’s current activity, including the influence, to the extent exists, on the Company’s investment plans which had been previously reported to the public; and found these to be very appropriate.

6	It should be noted that, as of 2007, the Company has a declared dividend distribution policy of 80% of the Company’s net profit.
7	For the full text of the instruction, as it appears on the Israeli Securities Agency web site, see: http://www.isa.gov.il/Download/IsaFile_39009.pdf

Unofficial Translation

22.
It will be further noted that in accordance with the provisions of Section 307 of the Companies Law, the company’s organ which is qualified to decide upon the distribution of dividends, including such that is made in accordance with Section 303 of the Companies Law since it does not meet the profit criterion, is the company’s Board of Directors. Regarding this issue see article 13 of the Company’s Articles of Association, which deals with the General Meeting’s authority to perform changes in the Company’s share capital detailed in that article (increasing the share capital, classes of shares, amalgamation and redivision of the share capital, cancellation of unissued share capital and the division of the share capital), which does not include “distribution”; article 14 of the Company’s Articles of Association, which deals with the subjects under the jurisdiction of its General Meeting (which distribution is not included in); article 30 of the Articles of Association, which deals with distribution in accordance with the Companies Law (including distribution which does not meet the profit criterion); and article 31, which deals with various subjects related to the manner of dividend and bonus stock distribution (particularly article 31.2.1 which authorizes the Company’s Board of Directors to decide regarding distribution of dividends).

The Company's Articles of Association are appended to the supporting affidavit of this application and marked as Appendix 1.

Partner Financial Reports for 30.9.2009

23.
Partner’s consolidated financial reports, in the context of this application, are the financial reports of 30.9.2009 (hence: “the Financial Reports”) appended as Appendix 2 to the supporting affidavit of this request.

24.
It will be noted that the balance sheet date included in the Financial Reports is prior to the date of submitting this application by a period of less than five months, as required under regulation 5(a) of the Company’s Regulations (distribution approval), 5761 – 2001 (hence: “the Distribution Regulations”)

25.	According to the Financial Reports, the Company’s capital structure, funds and surpluses as of 30.9.2009 that amount to an accounted equity capital of about NIS 2 Billion, are divided as follows:

Equity	NIS (In Millions)
Share Capital Capital Surplus Accumulated deficit Treasury shares Total Equity	2 2,470 (180) (351) ==== 1,941

26.
On the outset, we wish to note that since the balance (deficit) of surpluses presented in the Financial Reports is negative (as a result of the Company’s historical losses and a fairly consistent distribution of the Company’s profits eligible for distribution), and since the Company’s distributable profits accumulated in the Company over the last two years were or are expected to be, distributed by it as stated in article 16 above, the Court’s approval for the requested distribution is therefore required (in accordance with the stipulations of the Companies Law, which will be detailed below), and thus the reason for this application.

Unofficial Translation

C.    The Normative Framework

Provisions of the Companies Law

27.
The statutory arrangement regarding the execution of distributions by companies is anchored in part A of the second chapter of the Companies Law. Examination of this part will reveal that the main purpose of the arrangement regarding distributions is to achieve a balance between the rights of the company’s shareholders to maximize profits from it and realize them through the distribution of dividends, and the protection of the legitimate rights of the company’s creditors from a sweeping, or “disproportionate” if you will,  erosion of  the company’s capital, which serves as the creditors’ “security blanket,” which may keep the company from upholding its obligations towards them.

28.	The cardinal rule in relation to the performance of distribution is set out in Section 302(a) of the Companies Law, which states:

“A company may make a distribution out of its profits (hereafter – the profit criterion), on condition that there no reasonable suspicion that the distribution will prevent the company from meeting its existing and expected obligations, when they fall due (hereafter: the repayment ability criterion”

“Profits” are defined in Section 302(b) thus:

“"Profits", for purposes of the profit criterion – a profit balance or profits accrued in the last two years, whichever is the larger amount, all according to the last adjusted audited or surveyed financial reports prepared by the company, subtracting earlier distributions if they  were not already subtracted from surpluses, on condition that the data which the financial reports were drawn up is not more  than six months earlier than the distribution.”

“Surpluses” are defined in the same Section thus:

“surpluses – amounts included in the company’s equity, which stem from its net profit as determined under accepted bookkeeping rules, and also other amounts included in the equity according to accepted bookkeeping rules, which are not share capital or premiums, which the Minister decided should be treated as surpluses.”

Unofficial Translation

29.
From this Section it is evident that the Companies Law has chosen to adopt the principle of capital preservation, in setting a double test, according to which a distribution would not take place unless it meets the cumulative criteria:

a.
“The profit criterion” – according to this criterion the distribution must be performed out of the company’s profits, particularly accounting profits, as they are reflected in the company’s financial reports, and this up to an amount that does not exceed the remainder of surpluses accumulated in the company up to the date of distribution or the surpluses accumulated in the two years prior to it and have not yet been distributed, according to the higher of the two, as well as –

b.
“the  repayment ability criterion” – according  to which the distribution is allowed as long as there is no reasonable suspicion that its execution would prevent the company from meeting its obligations, both those existing at the date of execution and those that are expected, when their due date arrives.

30.
In spite of the cumulative need for both of the criteria above to be met, the legislator saw it fit to authorize the Court to allow a distribution which does not meet the profit criterion, as long as the Court is convinced that the requested distribution meets the repayment ability criterion, which can not be waived.

This instruction is currently anchored in Section 303 of the Companies Law, which determines:

“(A)
The Court may - on application by a company - permit it to make a distribution that does not comply with  the profit criterion, on condition that it is satisfied that it meets  the repayment ability criterion.

(B)	The company shall inform its creditors in a manner to be prescribed by the Minister that it applied to the Court as said in subsection (a).
(C)	A creditor may apply to the Court and object to the company’s application for permission to make the distribution.
(D)
After the Court has given objecting creditors an opportunity to state their arguments, it may approve the company’s application, in whole or in part, reject it or make its approval subject to condition.”

31.
It is therefore found that the statutory arrangement includes two layers. The first layer is a permit to make a distribution without requiring the Court’s approval, where the distribution meets both criteria set by the Companies Law. This, under the assumption that since in the stated case we are dealing with a distribution from the accounting surpluses accumulated by the company (whether as surplus remainders or as the surpluses of the last two years) which does not harm the creditors’ “security blanket,” and therefore does not require the Court’s supervision over the company and its organs, as along as such organs approved the compliance with repayment ability criterion. The second layer is a permit to make a distribution even if the profit criterion is not met, but in this case, probably in view of the suspicion of harming the creditors’ “security blanket” which derives from the failure to meet the profit criterion (though it is a formal-accounting test by nature, not economic-financial), the Companies Law requires the Court’s approval for the existence of the repayment ability criterion, to ensure the existence of the more substantial test, which protects the creditors’ rights (the repayment ability criterion).

Unofficial Translation

32.
The outcome of this arrangement is such, that the repayment ability criterion is considered an obligatory test, which must be met whether the profit criterion is met (in which case there is no need for the Court’s approval for the distribution) or not (in which case the Court’s approval is required).

33.
This difference between the two criteria is derived from their character and nature. The profit criterion determined in the Companies Law is a formal criterion (we would almost say technical), derived from the conservative-formal-accounting presentation of the company’s accounting surpluses which constitute, at most, one of the parameters of its strength and ability to meet its obligations in the present and future. By comparison, the repayment ability criterion is an essential-economic test, which examines the overall economic-financial picture of the distribution and its economic ramifications regarding the redemption of the company’s obligations.

34.
Since in relation to the distribution at hand the formal profit criterion is not fulfilled, in this chapter we will attempt to examine, briefly, the nature of the mandatory repayment ability criteria and the accepted criteria for its examination.; in chapter D, we will see, that the repayment ability criteria exists in the case at hand without doubt, and within this framework we will succinctly mention the supporting evidence for this as also expressed in the Economic Opinion, in a manner that makes the acceptance of the application possible; afterwards, in chapter E, and above what is required, we will see that the Company has “economic assets” and “economic share capital” that are significantly higher than the Company’s accounting share capital, in a manner which also substantiates the meeting of the repayment ability criterion in relation to the distribution at hand.

Repayment Ability Criterion

35.
The repayment ability criterion is just what its name indicates.  This criterion is intended to ascertain that, notwithstanding the distribution, the company’s repayment ability will not be harmed such that it would prevent the fulfillment of its obligations.  The legislator has even emphasized in this regard that a test of the feasibility of the fulfillment of the company’s obligations must be made both in relation to the company’s existing obligations, and in relation to its expected obligations.

36.
Judicial precedent and jurists have interpreted the repayment ability criterion such that the applicant must ascertain whether if the distribution is permitted, there would not be a reasonable suspicion that the company could continue to exist as a living concern and that it would be able to repay its debts to its creditors. In other words, the law prohibits the execution of a distribution that could lead the company into a situation of repayment failures. As we have already mentioned, this criterion is intended to protect the company’s creditors, and constitutes involvement in the relationship between the shareholders and the creditors of the company, with the understanding that it requires the existence of a good chance of meeting the debts to the company’s creditors before the distribution of a dividend by the company to its shareholders (see, Repossession (Jerusalem) 4098/05 Adv. Yonatan Tzvi v Batia Asset Holdings Ltd. 548 2005 (3) 1588; Y. Suary, M. Barkat and D. Givoli, Aspects of Dividend Distribution – In Light of the New Corporations Law, 5759, 90-91).

Unofficial Translation

37.
At the same time, the repayment ability criterion, looking towards the future, is a probability test that assesses the existence (or absence) of a “reasonable suspicion” that the distribution will prevent the company from fulfilling its obligations.  In this, the legislator has balanced, to a certain extent, the need to protect the creditors from a capital erosion that could reasonably lead to the insolvency of the company and the collapse of the repayment of debts owed to them, and the freedom accrued to the shareholders to regularly exercise their investments in companies through distributions.

38.
In the context of the repayment ability criterion, it is appropriate to assess the repayment ability of the company, first and foremost, through a cash flow test, since through such a test, it is possible to follow the company’s ability to actually repay its existing and expected debts.  At the same time, and at the very least for the purposes of strengthening and reinforcement, it is appropriate to also assess the company’s repayment ability from the point of view of the company’s financial strength, by assessing the accepted financial standards involving, inter alia, the company’s leverage rates in reference to its balance sheet and value. As we will see, the Economic Opinion analyzes these two aspects, and its conclusions are clear: There is no reasonable suspicion that the distribution will prevent the Company from meeting its existing and future obligations.

39.
While concentrating briefly on the nature of the Companies Law's criteria in the context of distributions, and the rationale behind it, we will now see that it is lawful that the Court approves the Requested Distribution, which meets the repayment ability criterion.

D. The Financial Strength of Partner and Its Fulfillment of the
Repayment Ability Criterion

40.
In this chapter, Partner will show that the Requested Distribution meets the repayment ability criterion, and the Honorable Court is therefore permitted to approve it, and it is appropriate that it should do so.  This position is based on the position of the Company’s management, on the position of the Board of Directors, on the affidavit of the Company’s Chief Financial Officer, and on the Economic Opinion that analyzes, broadly and in depth, the Company, its needs, its obligations (current and expected), its current financial state and balance, and its forecasted state after execution of the distribution, both in relation to the Company and in comparison to other telecommunications companies, in Israel and abroad, and which clearly determines that the distribution fulfils the repayment ability criterion determined in the Companies Law, in a manner that the Requested Distribution should be permitted.

41.
In order not to "burden" this application too much, Partner will set forth below, briefly, the main principles in support of its position on the repayment ability criterion, as established, proven, detailed and supported as follows within the attached Economic Opinion.

D.1.	The Company’s Financial State Prior to the Execution of the Requested Distribution

Unofficial Translation

42.	As shown by the analysis of the economists in Chapter 3 of the Economic Opinion, during the past few years, the Company has demonstrated financial stability and growth in general. For instance:

A.	The Company’s revenues8:
Amounted to approximately NIS 5.6 billion in 2006,

Amounted to approximately NIS 6.1 billion in 2007,

And amounted to approximately NIS 6.3 billion in 2008.

B.	The EBITDA9 (earnings before financing, tax, depreciation and amortization) of the Company, which is an accepted standard for assessing the operating profitability of companies:

Amounted to approximately NIS 1.8 billion in 2006,

Amounted to approximately NIS 2 billion in 2007,

And amounted to approximately NIS 2.3 billion in 2008.

The Company’s EBITDA rate also rose from a rate of approximately 33% of revenue in 2006 and 2007 to approximately 36% of company revenue in 2008.

C.	The Company’s net profit10:

Totaled approximately NIS 0.7 billion in 2006,

Totaled approximately NIS 0.9 billion in 2007,

And totaled approximately NIS 1.1 billion in 2008.

The Company’s rate of net profit has also been in constant ascent in the past few years (12%, 15%, and 17% in 2006, 2007 and 2008 respectively).

We note that in the first nine months of 2009, the Company has maintained stable rates of profitability (out of its revenues) compared with the same period last year, while there has been a decrease in the Company’s revenues and in other parameters as detailed in Chapter 3.1 of the Economic Opinion, during this period.

43.
As described and expressed in the Economic Opinion, although the financial crisis that has hit Israel (and the world) recently left its mark on the cellular market, among the Israeli cellular companies, Partner recruited the highest number of subscribers during the first nine months of 2009, and in our humble opinion, this is also a positive indication of the advantages and strength of the Company in the market (see Chapter 1 of the Economic Opinion, page 8).

8	According to US GAAP rules.
9	According to US GAAP rules.
10	According to US GAAP rules.

Unofficial Translation

44.
Moreover, an analysis of the financial ratios of the Company as of September 30, 2009 (prior to the execution of the Requested Distribution) clearly shows that the Company’s financial ratios show higher financial strength and higher repayment ability than the customary ones of competitor companies in the telecommunications field, both in the local market and in the international market (see Chapter 4 of the Economic Opinion).

45.
A comparison of Partner’s figures with both local telecommunications companies and international telecommunication companies clearly shows that the financial strength ratios at Partner prior to the execution of the Requested Distribution are lower (preferable) than the financial rations of other telecommunications companies, which testifies to the financial power and strength of Partner today, and the Company’s low leverage rate compared to the prevailing rate at telecommunications companies in Israel and abroad (see Chapter 4 of the Economic Opinion, Page 17).

46.
In this context of the Company’s financial ratios, and in particular the ratio that reflects its leverage rate compared to its equity, it is important to emphasize, as outlined in the Economic Opinion and as will be further detailed in Chapter E below, that not only does the Company’s accounting equity total to approximately NIS 1.9 billion (as of the 30th of September 2009), but the economic value of the Company’s equity – which is more relevant to the economic test of repayment ability – amounts to approximately NIS 10.3 billion on that date. This considerable economic value of the Company’s equity was recently reinforced by the purchase of the control in the Company by Scailex, a transaction which was made between unconnected parties (after a number of players vied for the purchase of control), at a price that reflects a Company value of approximately NIS 10.3 billion.

This considerable gap between the economic value of the equity and its value according to accounting standards, derives from off-balance-sheet assets, which we will expand upon in Chapter E below, which constitute the principle value of the Company and the main engine of the Company’s operations, its revenue, its profitability, and the creation of its fruitful cash flow (see Chapter 4.1 of the Economic Opinion, page 16).

Therefore, the distribution reflects a capital reduction at a low rate of just approximately 14% of the “economic” capital of the Company (even under the assumption that following the Distribution, the Company’s capital value will be reduced by the full amount of the Distribution).

47.
Accordingly, when we come to assess the Company’s financial strength from a balance-sheet point of view, an assessment of the Company’s leverage level in relation to the Company’s economic value (the value referred to in economic parlance as Enterprise Value, or EV for short), is important. An assessment of this financial standard shows that the Company’s leverage level prior to the execution of the Distribution, in relation to its economic value, is quite low, both on its own and in relation to its peers in Israel and throughout the world (see Chapter 4.1 of the Economic Opinion, page 16).

Unofficial Translation

48.
Of particular interest is the comparison to Cellcom, a cellular telecommunications company operating in Israel, which has very similar characteristics to Partner with regard to the fields of operation, the scope of activities, and financial results. It therefore seems that a comparison of the financial–balance sheet parameters is relevant in relation to, and constitutes the most appropriate assessment base , in our matter.

The comparison data brought forth in the Economic Opinion shows that, while there is similarity between these two cellular companies regarding the companies’ revenue and profitability, Cellcom’s leverage level is higher than that of Partner, with a net financial debt of approximately NIS 3,331 million, compared to just NIS 2,063 million for Partner.  The data further clearly show that as of September 30,  2009, in each of the five financial ratios that testify to financial strength, Partner’s ratios are eminently lower (preferable) than those of Cellcom.  For instance, the ratio of net financial debt to equity plus financial debt stands at approximately 90% for Cellcom, while at Partner, this ration stands at just 52%.  The ratio of net financial debt to EV at Cellcom stands at approximately 23%, while that same ration at Partner stands at just 16% (see Chapter 4.1 of the Economic Opinion, page 15).

49.
In this comparative context, the economic experts further checked what Partner’s financial status would be in relation to other telecommunications companies – local and international – after execution of the Requested Distribution.  For this purpose, a kind of “pro forma report” was prepared, which presents the Company’s balance sheet to September 30, 2009, taking into account the Requested Distribution. A comparison of Partner’s data to both local companies and international companies shows that the leverage ratios in relation to Partner’s accounting–balance sheet data are within the sample range (in the upper portion), while the ratio of net debt to EBITDA and the ratio of net debt to EV (which, as noted, is an economic standard that is important to our matter), which, in the opinion of the economic experts, express the market’s preparedness in relation to debt coverage ability (repayment ability), are better (lower) than most of the comparison companies (see Chapter 4 of the Economic Opinion).

50.
Moreover, and as shown in the Economic Opinion, even after the execution of the Requested Distribution, Partner’s financial strength ratios would not be significantly different than Cellcom’s financial strength ratios – which, as stated, is the best comparative standard – and some of them would even remain better. Thus, while the ratio of net financial debt to equity plus financial debt stands at approximately 90% for Cellcom, this ratio at Partner, after execution of the distribution, is expected to be approximately 86%, and while the ratio of net debt to equity at Cellcom stands at approximately 8.56, this ratio at Partner (after execution of the distribution) would stand at approximately 6.40 (see in expanded form in Section 4.1 of the Economic Opinion, pages 14-15).

51.
Furthermore, it is not only that Partner’s financial state prior to the Distribution is stable and strong, both on its own and in comparison to parallel telecommunications companies, and Cellcom in particular – but even following the execution of the Distribution, Partner’s strength and repayment ability would remain intact. As the economic experts wrote (page 17 of the economic opinion):

“A comparison of Partner’s data both to local companies and to international companies clearly shows that the ratios of financial strength at Partner prior to the date of capital reduction are lower than the financial ratios of the other telecommunications companies, which testifies to Partner’s current financial power and strength.  An analysis of the financial ratios under the assumption of the expected capital reduction at Partner totaling 1.4 billion Shekels, shows that the leverage ratios in relation to the accounting balance data are in the high range of the sample, while the economic ratios, which reflect the market preparedness in relation to debt coverage ability (repayment ability) are better than the comparison companies.”

Unofficial Translation

52.
Now that Partner’s financial-balance-sheet-economic strength has been assessed and found to be well, we will examine Partner’s foreseeable future and expected repayment ability after the Distribution, through the lenses of the Company’s expected operating results and cash flow, in Chapter D.2. below.

D.2.	Projection – Analysis of Future Solvency in Light of the Cash Flow and Financial Ratios

53.
As mentioned above, beyond testing the Company's financial fortitude, the repayment ability criterion requires a look into the future, in order to make sure that even following the Distribution in question no reasonable doubt exists as to whether the Company will be able to meet its existing and future obligations upon their future repayment date.

54.
In this regard, the economic experts prepared a forecast regarding the Company's results and projected future cash flows for the foreseeable future, while making detailed reference to 2010 through 2013 (hereinafter: "the Forecast"). The Forecast does indeed seek to predict future global conditions, and for this purpose makes several assumptions regarding the future performance of the Company and its cash flow, which the economic experts would consider reasonable. Therefore, this Forecast and its conclusions below establish, in the opinion of the Company and its experts, a worthy and well-established forecast, and as we shall see - a relatively positive one with respect to the Company's repayment ability.

55.
The Forecast is based, as its starting point, on the continuation of the Company's regular course of business, while implementing the various trends evident lately in its activity and results, as well as various restrictions expected to be placed on the Company, including in the field of competition in the cellular telecommunications market and increased regulation in the field. The Forecast also assumes that the Company's leverage level will be maintained starting from the distribution date (including raising debt from time to time in order to repay existing debts).

56.
As expressed in Chapter 5.1 of the Economic Opinion, when preparing the Forecast the economic experts weighted emerging trends from the Company's various activities, on the basis of past and present patterns, as well as regulatory changes occurring recently and those expected to occur, the changes in the layout of competition in the cellular telecommunications market (including the entry of a new competitor into the cellular telecommunications market (mobile virtual network operator, called MVNO) and the possible strengthening of an existing competitor, ("MIRS"), trends pertaining to the use of the Company's various services, changes in the Company's leverage level and their influences on the Company's financing expenses, as well as other relevant parameters.

Unofficial Translation

The Company's Profit and Loss Forecast

57.
As may be deduced from the Forecast, the economic experts predict the following main predictions (or, if you would, the final "bottom lines") after the assumption of reduction of capital to the full extent described in this request:

a.	A constant increase in Company revenues is expected for the extant of the forecast years;

b.	Relative stability in the extant of the Company's gross profits is projected for the extant of the forecast years;

c.	Relative stability is evident in the Company's net profits, as estimated for the extant of the forecast years;

d.	The extent of the Company's investments in fixed assets is expected to remain steady and similar to current rates (in other words, no impact is expected on the Company's current investment rates).

e.	The Company's EBITDA, for the extant of the forecast years, is expected to remain steady, with a slight improvement over its current level.

58.
To summarize this test, and as expressed in Chapter 5.1 of the General Opinion, in spite of the performance of the requested capital reductions, the Company is expected to maintain its financial results, preserve its fixed investment levels for the purpose of developing its business and maintain net profits produced for its shareholders to the amount of one billion NIS per year.

Forecast of the Company's Financial-Balance Sheet Ratios

59.
Pursuant to the Forecast, the economic experts also specified the various financial ratios they measured (and mentioned above) as these were predicted for the future (see Chapter 4.2 of the Economic Opinion as well as Chapter 5.1 of the Economic Opinion, Page 20).

60.
The economists' findings are that after the reduction of capital, these ratios (referring to the Company's net total debt compared to various bases of comparison) are expected to remain stable, with a slight increase in the Company's (accounting) equity. These financial ratios are significantly (preferable) lower (up to one third) than the maximum ratios permitted in accordance with the Company's loan agreements with the banks and in accordance with the provisions of the Deed of Trust (relative to the  bond holders), which also indicate the Company's robustness after the step is taken.

61.
The economic experts also discovered that such predicted financial ratios are expected to be of a similar scale as those of the Company's competitor, Cellcom, the characteristics of which, as noted, are very similar to those of the Company.

Unofficial Translation

The Company's Cash Flow Forecast

62.
In addition to the above, the economic experts' Forecast included a fairly detailed cash flow report for the Company for the extant of the forecast years, taking into account the Company's activity, including its financing activities and of course the capital reduction in question.

63.
Here we should note that for the purposes of the Forecast the financial experts added and assumed that starting 2010 the Company would consistently distribute dividends in the amount of 100% of the Company's net profits, within the regular course of business.

64.
The cash flow forecast clearly shows that the Company expects to receive a free cash flow in the amount of one billion NIS each year (1.15 billion in 2011-2013). This considerable cash flow, taking into account the predicted yearly net earnings (mentioned above), is expected, in the opinion of the Company and its experts, to allow the Company, even after the capital reduction, to distribute dividends from its distributable profits in the amount of 1 billion NIS each year and to recycle its debt, without harming its repayment ability (see Page 20 of the Economic Opinion).

65.
Needless to say, that even though the detailed Forecast prepared by the economists is a four-year forecast, up to the end of 2013, as noted in the Opinion, no material changes in the Company's results are expected in the years subsequent to 2013.

66.
On the basis of this Forecast, both from the financial aspect (the balance sheet aspect) and the cash flow aspect, the opinion of the writers of the Economic Opinion is that Partner is expected to meet the repayment ability criteria even after executing the Requested Distribution in the amount of 1.4 billion NIS, even under the assumption that the Company shall choose to distribute dividends in the amount of 100% of the Company's net profit each year, and as the economic experts stated (Page 20 of the Economic Opinion):

"The Company's financial robustness from the balance sheet aspect and its debt servicing capabilities are not expected to be impacted in this scenario and even more so if more optimistic scenarios are realized".

67.
In order to reinforce their conclusion, and as a matter of prudence (which is welcome in this context), the experts went on to perform a sensitivity test for the Company's results and cash flows, assuming the occurrence of unpredicted (some might say unlikely) events, which would significantly worsen the Company's results. This sensitivity test describes the Company's results and solvency in the context of rather negative "world conditions", far beyond expected, predicted and likely conditions.

68.
The sensitivity analysis for this extreme case is based on the strictest assumptions, as follows: (1) a significant decrease of the market share of the Company through the entire prognosis period; (2) decrease in the average number of minutes used by a subscriber (called MOU); (3) decrease in the average income per subscriber (called ARPU); (4) increase in the operational expenses of the Company; and (5) decrease of the variable incomes and costs deriving from ISP/VOB (home telephony network) by approximately 50%.

Unofficial Translation

It is needless to point out that each of the pessimistic assumptions above is in contradiction with the estimations of the Company and of the economic experts in relation with the predicted results of the Company, let alone the fact that the probability that all of them materialize reflects an extremely negative scenario which seems unreasonable (and, anyway, a scenario that does not fall in the category of "reasonable suspicion" in the repayment ability criterion – see Section 37 above).

In order to illustrate and to render more acutely the sensitivity analysis, the economists assumed that the entire forecasted years would be characterized by an extreme state, in which the Company would not be able to raise debt for the payment, even partial, of its financial obligations, and therefore all of the debts of the Company would be paid from its own resources. This is, again, an improbable scenario, which, as a matter of fact, has never happened to the Company, but the assumption of which worsens and renders even more extreme the scenario examined by the cash flow.

69.
In any case, even assuming these stringent assumptions, the sensitivity analysis revealed that the Company would have at its disposal a positive cash balance in each of the forecasted years, so that, even in this negative scenario, (the Company) is not expected to undergo difficulties in the repayment of its debts" (see Chapter 5.2 as to the economic forecast, page 22 of the Economic Opinion).

70.
Although it is possible that in such a scenario, no dividends from profits would be possible to be distributed, this aspect is irrelevant from the point of view of the repayment ability, which measures the exposure of the creditors of the Company, rather than the future return of the shareholders.

71.
In this context, the economic experts (see page 22 of the Economic Opinion) point out that, although their analysis revealed that, even in conditions of extreme deterioration of the Company results, the Company will be able to pay its debts, since the Company possesses additional "tools" that may improve its results, which have not been taken into account within the scope of the sensitivity analysis and the inclusion of which will improve even more the repayment ability of the Company in case of deterioration of its results (in other words, the Company has buffers at its disposal, as a kind of weapon for emergency cases).

These tools are a decrease of the annual investment in fixed assets and a restrictionof the operational expenses of the Company.

The use of each of these additional tools, let alone the use of both of them together, is expected to improve the results of the Company and, in any case, to moderate the influence of the negative scenarios (which are improbable), should they ever come to pass and, by so doing, to strengthen the repayment ability of the Company, even beyond the requirements and the indications of the sensitivity analysis.

72.
In conclusion, the Requested Distribution consistently withstands the repayment ability criterion determined by the Companies Law, both in a balance-financial and in a cash flow aspect, from the point of view of financial parameters of Partner in themselves as well as by comparison to parallel telecommunication entities in Israel and abroad, so that the results of the Company, its significant profits and its stable cash flow, both at present as well as foreseen, clearly indicate that there is no reasonable suspicion that the Requested Distribution would prevent the Company from meeting its present and foreseen obligations.

Unofficial Translation

E.    The Requested Distribution Meets the "Economic Profit/Surplus" Test

73.
As mentioned previously, this application is made due to Partner's non-compliance with the statutory (accounting) profit criterion. We have already stated that in this case the main requirement, consisting in the repayment ability criterion, is fulfilled. Beyond the necessary, Partner will indicate in this chapter that the failure of the Requested Distribution to meet the profit criterion is purely formal and that an essentially economic examination of the Company's profits, in the context of the Requested Distribution, will indicate that it withstands the substantial examination of economic surpluses eligible for distribution (although not the formal statutory examination). This aspect of the "economic surpluses" is not a statutory examination, but it reinforces the complex of circumstances that strongly support the possibility and the appropriateness of the Requested Distribution.

74.
As stated in the preamble to this request, the Company does not comply with the formal condition of the profit criterion determined by Section 302(a) of the Companies Law, based on the accounting presentation of the Company's surpluses in the financial reports (hereinafter "the Accounting Profit Criterion"). In view of the fact that this criterion does not include an element of economic, financial, or otherwise substantial examination, but purely the rubric of balance surpluses (either the cumulated surplus balance or the accumulation of accounting surpluses in the last two years), it is clear that this is a formal criterion, which is based only on the accounting presentation of the profits of the Company, in accordance with the accepted accounting standards. These rules, as is well known, are characterized by a considerable conservativeness, which at times leads to situations in which the accounting data does not necessarily reflect, and actually presents in a negative light, in the eyes of the viewer, the economic situation of the audited (or reviewed) company. This is also the reason that the Court has been granted the authority to approve a distribution, even in cases in which the latter fails to comply with the accounting profits criterion, which is a narrow and technical test.

75.
Thus, for instance, as the Accounting Profit Criterion is based on formal accountancy, it ignores at times necessary economic adjustments, meant to bridge between the accounting datum represented in the financial reports, from the point of view of the accounting standards, and the profitability or substantial worth data, or, if you wish, the "true" data. It is clear, therefore, that, at times, the "economic" assets, profits or surpluses of a company are considerably higher than the "accounting" ones.

76.
For this reason, and also because the advantage of the Accounting Profit Criteria (the statutory test) is its availability to the company, to its organs, and to the Court, as it is implemented on the basis of the financial reports of the company and as it is a test the quantification of which is clearer and more uniform, the economic-substantial test is likely to serve in a more appropriate manner the purpose of the Companies Law in this context.

Unofficial Translation

77.
And indeed, in the case at hand, although the Company does not meet the Accounting Profit Criterion from the point of view of the Requested Distribution (as the accounting profits of the Company have already been distributed), the economic-substantial surpluses test had it been applied, would have permitted, to our understanding, the Requested Distribution.

78.
As we have mentioned in Section 46, Partner has considerable "economic surpluses", far beyond the range of the accounting profits. These considerable economic surpluses derive mainly from intangible assets of the Company (also called "goodwill"), with a significant value, which, due to accepted accounting reporting rules are off-balance-sheet assets and, therefore, are not reflected in the equity capital of the Company under the accounting rules (as explained on page 16 of the Economic Opinion). Such assets include, inter alia, customer relations, company brands, and more.

Nota bene: although these economic assets are not included in the financial reports of the Company, they actually represent the main portion of the value of the Company and the main engine of its activity, income, profitability, and cash flow.

79.
The economic value of these economic and off-balance assets was estimated by the economic experts as the gap between the value of the Company and its own accounting capital based on the financial reports (i.e. in excess of NIS 8 billion). This economic surplus value has recently been reinforced and confirmed by the transaction of acquisition of control over the Company by Scailex, which was concluded between unrelated parties (after a number of players had competed for the acquisition of the control), at a price that reflects a Company value of approximately $ 10.3 billion (compared with the formal equity capital of the Company, which amounts to "only" $ 1.9 billion)11. Needless to say, that this immense economic surplus is more than sufficient for covering the Requested Distribution of about NIS 1.4 billion.

80.
Nota bene: we do not ignore the fact that, notwithstanding the aforesaid, the binding statutory test is the "accounting" profit criteria determined by the Companies Law (rather than the substantial-economic test), and that, in cases in which the statutory criterion is not complied with (as in the present case), the approval of the distribution by the Honorable Court is necessary. However, we submit that compliance of the Requested Distribution with the "substantial-economic test" is a strong enough argument for the Honorable Court decision to approve the Requested Distribution and as additional backing (although in the case at hand, as previously stated, no such backing is necessary) of the strength of the Company and its capability of meeting the repayment ability criterion, which  could and should be taken into consideration, within the discretion of the Honorable Court.

11
Actually, at the date of submission of this application, it appears that the extent of the "economic surpluses" is even greater, since the value of the Company, as reflected by the value of the Company shares at the stock exchange, is of approximately NIS 11 billion, which represent an "economic surplus" of more than NIS 9 billion.

Unofficial Translation

F.    Additional (External) Backing for the Repayment Ability of the Company

81.
We have seen that, from a financial, cash flow, and economic point of view, the strength and repayment ability of the Company, as supported by the Economic Opinion, reinforce the compliance with the repayment ability criterion determined by the Companies Law, in a manner that the Court should exercise its authority and permit the Requested Distribution.

82.
At this point, the Company shall show that its said position, as well as the position of the economic experts, is shared by external institutions, with a considerable weight in the Israeli economy, experienced in the evaluation of financial and other risks, which are knowledgeable about the results of the Company, its activity and risks.

83.
First, as shall be detailed in Chapter G hereunder, the Company's financing banks, which are certainly well versed in credit liabilities and various financial liabilities and have a vast experience in these fields, expressed their consent as to this Distribution and even provided credit in these very days, a fact that evidence the positive estimation of the banks as to the capability of the Company to repay the credit that they put at its disposal.

84.
Second, the rating institution "S&P Maalot", which is a professional, independent entity, specialized in the evaluation of the financial risks and of the probability of debt repayment of the company under examination, while rating the Company's notes (series A) in October 2009, in view of the change of control foreseen, confirmed the previous rating that it had granted to the Company, i.e. the high category ilAA-/Stable.

The rating category ilAA is defined as follows:

"obligation in the "ilAA" rating is only slightly different from the highest credit rating. The capability of the debtor to fulfill its financial obligations related to the obligation is high in comparison with other Israeli debtors".

With regard to the signs (+) or (-), it is stated:

"The ratings between "ilAA" and "ilCC" may include an additional classification as plus (+) or minus (-), destined to indicate relative strength or weakness within the rating category itself".

The phrase Outlook Stable is defined as follows:

"Outlook Stable indicates that there is a low probability for the rating to change".

In the same period, "S&P Maalot" removed the rating "Credit Watch with negative consequences", which had been given to the Company for a very short time following the process of the transfer of control in the Company and the uncertainty until the completion of such transfer.

Unofficial Translation

This high rating, which reflects, as already stated, a high ability of payment, has been granted after "S&P Maalot" had examined a variety of scenarios, including a scenario of capital reduction, and the consequences thereof upon the capital structure of Partner, and had determined, as follows12:

"We are in the opinion that the gap that existed in the rating of Partner is sufficiently appropriate for compensating for the predicted steep increase in leverage, under our way of calculation of financial ratios, following the completion of the transaction.

… Partner continues to enjoy a stable and supporting business environment. The Israeli cellular market shows a high ability of withstanding economic crises, and even positive growth, in comparison with a certain deterioration in most of the other sectors…

… The stable rating forecast reflects our expectations that Partner shall maintain a strong capital structure, in spite of the fact that leverage is expected to increase considerably as a result of the change of the control holder… We expect that the company shall manage its refinancing needs and shall maintain an appropriate level of liquidity, together with the balance between short-term and long-term financial obligations."

85.
We can see that "S&P Maalot" took into consideration, within the scope of its rating, the capital reduction (the Requested Distribution) and the anticipated increase in the leverage level of the Company, and in spite of this determined the credit rating of the Company as considerably high. In its review, the rating company also determined that the Company has the capacity of creating a high free cash flow, as stated in this application and in the Economic Opinion.

86.
Moreover, not only were the Company's notes (series A), issued in 2005, rated in the same qualitative category (ilAA- with Stable Outlook), but the Company's notes (series B), which were recently issued, on 25.11.2009, after the Company had published the possibility of carrying out a capital reduction, and this possibility had been expressly mentioned in the provisions of the notes, they received the exact same rating from "S&P Maalot"13. Thus, even after the Company had announced the expected capital reduction, the rating company did not change the rating of the Company, and this indicates that the rating company did not consider the capital reduction to have a real negative impact on the repayment ability of the Company.

87.
We would also like to point out that the international rating company Moody's announced on the 16.11.2009 that it placed Partner's rating on review for downgrade, while indicating certain parameters under which the Company's international credit rating (Baa3) might be maintained valid following the transfer of the control over the Company (see immediate report of the Company dated 16.11.2009).

88.
Therefore, the strength of the Company and the ability to maintain its repayment ability following the planned Distribution were strengthened, supported and confirmed also by external professional entities, which clearly examined the obligations and credit risks of the Company, and reached a very positive conclusion, up to backing credit provision to the Company (as to the rating company), and actually providing the credit to the Company (as to the financing banks and the holders of notes series B).

12	For the review dated 5.10.2009 see: http://maalot.co.il/reports/495/Paper05102009pdf
13	For the review dated 19.11.2009 see: http://maalot.co.il/reports/495/pAnounc19112009pdf

Unofficial Translation

G.    Publication of the Application and the Position of Creditors of the Company

89.
In accordance with regulation 2(a) to the Distribution Regulations, the Company publishes, together with the submission of this application, a notification to all its creditors in two Israeli newspapers, with regard to the submission of this application. A copy of this notification to the creditors is attached to the affidavit in support of this application as Appendix 3.

90.
In accordance with regulation 2(b) to the Distribution Regulations, the Company shall send, three business days as of submission of this application, by registered mail, a notification to its essential creditors and to its secured creditors, known to the Company, in the version attached to the affidavit in support of this application as Appendix 4, or with a similar text.

91.
The Company also sends a notification to the Corporation Registrar in accordance with regulation 4 to the Distribution Regulations, in the version of the notification attached to the affidavit in support of this application as Appendix 5 or with a similar text.

92.
The Company is an External Corporation (as defined by the Securities Law, 5728 – 1968), and, as such, the Company published an immediate report as to the Requested Distribution and to the decision of the Board of Directors as to its approval (subject to the approval of the Honorable Court), the copy of which is attached to the affidavit in support of this application as Appendix 6.

93.
Apart from the duties of notification and publication in accordance with the Regulations and with Securities Law, 5728 – 1968, the Company notified, on its own initiative, the Requested Distribution, to the banks which provided the Company with credit and/or credit lines and, as stated in Chapter F, the banks expressed their consent as to the Requested Distribution, as mentioned in the letters attached to the affidavit in support of this present petition as Appendix 7 - 9.

94.
As mentioned in Chapter F, the bond holders (series B) of the Company expressed in advance their consent as to the Requested Distribution, including through the trustee for the bonds (series B), as expressly stated in Section 78 of the Deed of Trust signed between the Company and the trustee for the bond holders (series B), attached to the affidavit in support of this application as Appendix 10.

Unofficial Translation

H.    Summation and Plea

95.
In this application, the Company showed that the Requested Distribution meets the repayment ability criterion set forth by the Companies Law. The repayment ability criterion is clearly fulfilled, both from a financial and balance point of view and from a cash flow point of view, with respect to the Company itself as well as by comparison with its equivalents in Israel and abroad.

96.
The Company's data, performance, results, and present and foreseen cash flow and other financial and economic parameters and ratios presented and analyzed above point to the strength, stability, and even cash surpluses, extant and future, of the Company, which enable the execution of the Distribution with no negative effects upon the "security blanket" of the Company creditors, certainly with no probable negative effects jeopardizing the fulfillment of the obligations of the Company towards them.

97.
The Company also showed that, from the substantial point of view, the "security blanket" of its creditors shall remain solid and full, as the economic value of the Company and of its equity capital is considerably higher than its accounting-formal equivalent and, in any case, from an economic-substantial point of view, which is the cornerstone of the repayment ability criterion, it is a source of "economic surpluses" eligible for distribution (under an economic, albeit not under an accounting aspect).

98.
All this had been explained, proven and supported by the solid and prudent Economic Opinion, attached to this application and supporting it and the repayment ability of the Company, both in reasonable future scenarios and in very negative scenarios, which are improbable, without even taking into account the non negligible buffers that are available to the Company in times of crisis.

99.
A further reinforcement and confirmation of the repayment ability of the Company is expressed in its high credit rate by the local rating company, even after taking the Distribution into account, as well as the consent of the main creditors of the Company, especially the financing banks and the bond holders (series B), which have granted it considerable credit only recently.

100.
This application is based on the position of the Management and the Board of Directors of the Company and based on and supported by the affidavit of Mr. Emanuel Avner, the Chief Financial Officer of the Company, with all the addenda thereof, upon which this application was prepared.

101.	Therefore, and in light of all the aforementioned, we respectfully request the Honorable Court to order as requested herein.

102.	Law and justice require that this present application be approved.

Today, 31 December 2009

Pinhas Rubin, Adv.	Lior Porat, Adv.	Adi Osovski, Adv.
Gornitzky & Co., Adv. Attorneys for the Applicant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: January 7, 2010